NEWS RELEASE

January 11, 2019

Zijin Mining Announces Compulsory Acquisition of Remaining Nevsun Resources Shares

Vancouver, BC, / Fujian, China -- Nevsun Resources Ltd. (TSX: NSU) (NYSE AMERICAN: NSU) (“Nevsun”) and Zijin Mining Group Co. Ltd. (SH:601899, SEHK:2899) (“Zijin”) today announced that following the take-up and payment of 286,347,562 common shares (“Nevsun Shares”) of Nevsun Resources Ltd. (“Nevsun”) pursuant to the previously announced offer by Zijin’s wholly-owned subsidiary, 1178180 B.C. Ltd., (the “Offeror”), to purchase all of the issued and outstanding Nevsun Shares (the “Offer”), the Offeror has mailed today a notice of compulsory acquisition (the “Notice of Compulsory Acquisition”) to all the Remaining Shareholders (as defined below) in accordance with the compulsory acquisition provisions in the Business Corporations Act (British Columbia) (“BCBCA”) (the “Compulsory Acquisition”).

Under the terms of the Compulsory Acquisition, and subject to the terms of the BCBCA, the holders of all the remaining Nevsun Shares not currently owned by, or by a nominee for, the Offeror or its affiliates (“Remaining Shareholders”) will be entitled to receive the same consideration per share as paid under the Offer, being C$6.00 in cash per Nevsun share. Further details are provided in the Notice of Compulsory Acquisition, filed under the Nevsun’s profile on SEDAR at www.sedar.com.

In order to receive payment for their Nevsun Shares, Remaining Shareholders must submit the letter of transmittal circulated with the Notice of Compulsory Acquisition along with all certificate(s) and/or DRS Statement(s) representing their Nevsun Shares to Computershare Trust Company of Canada. The Offeror intends to pay the cash consideration for the remaining Nevsun Shares on or about March 12, 2019. Remaining Shareholders are requested to complete and return the letter of transmittal before March 12, 2019.

Nevsun Shares are expected to be delisted from the Toronto Stock Exchange and the New York Stock Exchange American on or about March 8, 2019.

Forward Looking Statements

Certain statements and information in this press release, including all statements that are not historical facts, contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements or information include but are not limited to statements or information with respect to the anticipated completion of a compulsory acquisition. Often, but not always, forward-looking statements or information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “projects”, “anticipates” or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. With respect to forward-looking statements and information contained in this press release, there can be no assurance that any forward-looking statement or information herein will prove to be accurate. Forward-looking statements and information by their nature involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. While Nevsun may elect to update the forward-looking statements at any time, Nevsun does not undertake to update them at any particular time or in response to any particular event, other than as may be required by applicable securities laws. Investors and others should not assume that any forward-looking statement in this press release represent Nevsun’s estimate as of any date other than the date of this press release.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is the 100% owner of the high-grade copper-gold Timok Upper Zone and 60.4% owner of the Timok Lower Zone in Serbia. The Timok Lower Zone is a joint venture with Freeport-McMoRan Exploration Corporation ("Freeport") which currently owns 39.6% and upon completion of any feasibility study (on the Upper or Lower Zone), Nevsun Resources Ltd. will own 46% and Freeport will own 54%. Nevsun generates cash flow from its 60% owned copper-zinc Bisha Mine in Eritrea.

About Zijin Mining Group Co. Ltd.

Formed in 1993, Zijin is based in Fujian, China and is a leading global mining company specializing in gold, copper, zinc and other mineral resource exploration and development. It manages an extensive portfolio, primarily consisting of gold, copper, zinc, and other metals through investments in China and overseas across nine countries. Listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange, Zijin has a market capitalization of approximately US$10 billion.

NEVSUN RESOURCES LTD. “Xian Jian Guo” Xian Jian Guo Chief Executive Officer	ZIJIN MINING GROUP CO. LTD. Lan Fusheng President & Vice Chairman

FOR FURTHER INFORMATION:
David Jan
Nevsun Investor Relations
Tel: +1 604 623 4700
Toll free: 1 888 600 2200
Email: IR@nevsun.com

SHAREHOLDER QUESTIONS: D.F. King, an AST Company North America Toll Free: 1-866-822-1238 Collect Calls Outside North America: 1-212-771-1133 Email: inquiries@dfking.com	FOR FURTHER INFORMATION: Liu Qiang Board Secretary Zijin Investor Relations

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